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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  Schedule 13G
                                 (Rule 13d-102)

             Information to be Included in Statements Filed Pursuant to Rules 13d-1(b) and (c) and Amendments Thereto Filed
                              Pursuant to 13d-2(b)

                               (Amendment No. 2)(1)


                          Collateral Therapeutics, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.001 per share
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                        (Title of Class of Securities)


                                  193921 10 3
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                                (CUSIP Number)


                               December 31, 2000
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            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           /X/       Rule 13d-1(b)

           / /       Rule 13d-1(c)

           / /       Rule 13d-1(d)


                        (CONTINUED ON FOLLOWING PAGE(S))

                               (Page 1 of 6 Pages)


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          (1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
                The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------------------           -----------------------------------
 CUSIP No.  193921 10 3               13G      Page 2 of 6 Pages
----------------------------------           -----------------------------------
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 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Robert L. Engler
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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a) / /
                                                                (b) / /
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 3.   SEC USE ONLY

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 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States.
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                                5.   SOLE VOTING POWER
             NUMBER                     556,512  (1)
               OF             --------------------------------------------------
             SHARES             6.   SHARED VOTING POWER
          BENEFICIALLY                  -0-
            OWNED BY          --------------------------------------------------
              EACH              7.   SOLE DISPOSITIVE POWER
           REPORTING                    556,512 (1)
             PERSON           --------------------------------------------------
              WITH              8.   SHARED DISPOSITIVE POWER
                                        -0-
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 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            556,512 (1)
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 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   /X/
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 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            4.2% as of December 31, 2000
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 12.  TYPE OF REPORTING PERSON*
            IN
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(1)   Includes 539,162 shares beneficially owned by the Robert L. Engler
      Separate Property Trust and 17,350 shares issuable upon exercise of options exercisable within 60 days of December 31, 2000. Excludes 12,500 shares beneficially owned by Eric Hershel Engler and 12,500 shares owned by Mathew Lawrence Engler. Dr. Engler disclaims beneficial ownership of the shares held by Eric Hershel Engler and Mathew Lawrence Engler.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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ITEM 1(a).          NAME OF ISSUER:

                    Collateral Therapeutics, Inc.

ITEM 1(b).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    11622 El Camino Real
                    San Diego, California 92130

ITEM 2(a).          NAME OF PERSON FILING:

                    Robert L. Engler

ITEM 2(b).          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    11622 El Camino Real
                    San Diego, California 92130

ITEM 2(c).          CITIZENSHIP:

                    United States

ITEM 2(d).          TITLE OF CLASS OF SECURITIES:

                    Common Stock, par value $.001 per share

ITEM 2(e).          CUSIP NUMBER:

                    193921 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                    Not Applicable.

ITEM 4.             OWNERSHIP.

                    (a)   Amount Beneficially Owned: See Row 9 of cover page.


                    (b)   Percent of Class: See Row 11 of cover page.

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                    (c)   Number of Shares as to which such person has:

                    (i) sole power to vote or to direct the vote: See Row 5 of cover page.

                    (ii)  shared power to vote or to direct the vote: -0-.

                    (iii) sole power to dispose or to direct the disposition of:
                          See Row 7 of cover page.

                    (iv) shared power to dispose or to direct the disposition of: -0-

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ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON.

                    Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not Applicable.

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not Applicable.

ITEM 9.             NOTICE OF DISSOLUTION OF GROUP.

                    Not Applicable.

ITEM 10.            CERTIFICATIONS.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2001


                                         /s/ Robert L. Engler
                                        -------------------------------------
                                             Robert L. Engler